UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Hearing Scheduled for MDJM LTD’s Appeal of Nasdaq Delisting Determination

On April 29, 2025, MDJM LTD, a Cayman Islands company (the “Company”), submitted a hearing request to the hearings department (the “Hearings Department”) of The Nasdaq Stock Market LLC (“Nasdaq”) in response to a staff determination letter dated April 23, 2025 (the “Determination”) from the Listing Qualifications Department of Nasdaq regarding the Company’s failure to regain compliance with the minimum bid price of $1.00 per share requirement for continued listing on The Nasdaq Capital Market. On May 1, 2025, the Company received a letter from the Hearings Department, notifying the Company that the delisting action referenced in the Determination has been stayed, pending a final written decision by the Hearings Panel. The Hearings Panel will consider the Company’s appeal at an oral hearing scheduled at 10:00 a.m. Eastern Time on June 3, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: May 5, 2025	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors

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